Exhibit 99.1

FCA to announce Second Quarter 2015 financial results on July 30

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) announced today that its financial results for the second quarter of 2015 will be released on Thursday, July 30, 2015.
A live audio webcast of the 2015 Q2 results conference call will begin at 3.00 p.m. BST / 4.00 p.m. CEST / 10.00 a.m. EDT on Thursday, July 30.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.

London, 14 July 2015

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com